UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 4, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN AND SHAREHOLDER REMUNERATION GUIDANCE

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, informs its shareholders, the market in general, and to other interested parties, the complement of the projections of its Strategic Plan for 2022-2024, made available to the market in a Material Fact of February 23rd, 2022.

In this supplement, the Company plans to strengthen its main lines of business to generate cash flow expansion, sustain new avenues of growth and increase shareholder remuneration, which will rise to a new level of around R$2 billion, already applicable to 2022 results.

Finally, the Company presents, attached to this Material Fact, slides on the evolution of its Strategic Plan and that complement its estimates previously disclosed to the market.

Rio de Janeiro, May 4th, 2022.

TIM S.A. Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

TIM

TIM BRASIL DAY 2022

CONNECTIONS HAVE EVOLVED, **SO HAS TIM.**

<04/MAIO>

<SÃO PAULO>

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating Costs normalized by: payroll expenses related to the acquisition of Oi's mobile assets (+R$ 11.8 million in 1Q22), expenses with specialized legal and administrative services (+R$ 8.4 million in 1Q22 and +R$ 34.8 million in 4Q21), sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21) and expenses with consulting firm for the acquisition project of Oi's mobile assets (+R$ 4.3 million in 4Q21). Net Income normalized by: tax credit and other effects (-R$ 6.9 million in 1Q22 and -R$ 13.3 million in 4Q21) and impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

2

OUR ASPIRATION COMBINES BOLD EXPECTATIONS FOR VALUE AND GROWTH PLAYS…

We are strengthening our core business to generate cash-flow to sustain new avenues of growth and increase shareholder remuneration

Strengthening the core

Value Play

MOBILE
Revenue Growth

1.5x

Become **THE BEST MOBILE OPERATOR** in Brazil

Growth Play

BROADBAND
Revenue Growth

2-3x

GROWTH ACCELERATION through the new asset light model

Accelerating growth beyond connectivity

Exponential growth play

B2B/IOT TECH
Revenue Growth

10x

+ equity monetization

SCALE-UP OUR PRESENCE in the B2B/IOT tech arena

CONSUMER PLATFORM
Revenue Growth

2.5x

+ equity monetization

EXPAND OUR PARTNERSHIPS and evolve our strategy

EV/EBITDA

TIM S.A. – Investor Relations
TIM Brasil Day 2022

3

02 PURSUING VALUE CREATION OPPORTUNITIES ALIGNED WITH OUR STRATEGY IN ORDER TO OUTGROW THE MARKET

Increasing CAGR from mid-single digit to HIGH-SINGLE DIGIT

17.5
2021A
Net Service Revenue

Mobile
(Oi, 5G and Others)

Broadband

B2B/IOT

Customer Platform

2027E
Net Service Revenue

Capturing value from Oi
Relevant capital required with significant growth potential and moderate risks

Exploiting 5G growth opportunities
Moderate to relevant capital required with high growth potential and low risks

Organic & Inorganic growth opportunities in FTTH
Moderate to relevant capital required with high growth potential and moderate risks

Increase B2B/IOT verticals growth
Low to moderate capital required with growth potential and medium risks

Extracting value from Customer Platform Partnerships
Minimum capital required with disproportionate growth potential and high risks

Capital requirements for growth initiatives will be balanced with shareholder remuneration evolution

TIM S.A. – Investor Relations
TIM Brasil Day 2022
4

03 MAINTAINING PROFITABILITY, USING DIGITAL TRANSFORMATION & TRADITIONAL INITIATIVES TO DRIVE EFFICIENCY

EBITDA-CAPEX / NET REVENUE
2021
%
~24%
2022
%
2024
%
~29%
2027
%
✓ Contribution from Oi
✓ I-Systems impact
× Oi TSA and other integration costs
× Impact from initial 5G deployment
✓ Phase-out of the impact of Oi TSA and integration
× Dilution of of 5G deployment
✓ Full benefit from Oi acquired spectrum and other transaction benefits
✓ Initial 5G payback
EVOLUTION OF IMPACTS FROM OI, I-SYSTEMS AND 5G

Traditional cost cutting initiatives | **Expansion of BPO initiatives**

Accelerate digitalization & automation

STRONG FOCUS ON BUSINESS PRODUCTIVITY

TIM S.A. – Investor Relations
TIM Brasil Day 2022

5

04 VIRTUOUS CYCLE OF CASH FLOW GROWTH AND BETTER CAPITAL STRUCTURE LEADING TO HIGHER DIVIDENDS

NEW REVENUES
WELL ALLOCATED CAPITAL TO GROWTH OPPORTUNITIES
SOLID AND SUSTAINABLE CASH-FLOW
BEST-IN-CLASS MARGIN
CONTINUED EFFICIENCY INITIATIVES
REVENUE GROWTH
TIM

A NEW ERA STARTS NOW!

Annual announced dividends
(R$bln)
0,5
0,3
1
1
1,1
1,1
~2
2016
2017
2018
2019
2020
2021
2022

THIS UNIQUE COMBINATION OF ELEMENTS WILL RESULT IN THE BEST VALUE PROPOSITION FOR THE INVESTOR COMMUNITY

Growth

Pursuing accretive growth opportunities aligned with our strategy

Service Revenues going **FROM MID-SINGLE DIGIT TO HIGH SINGLE-DIGIT** growth

Profitability

Digital transformation and cost control initiatives to maintain efficiency as a key differentiator

EBITDA Margin stable during the 3-years plan, **FCF MARGIN CONSISTENTLY GROWING**

Value

Focus on capital structure, while increasing yield to our shareholders

DIVIDEND EXPANSION following consistent **FCF GROWTH**

ESG

ESG agenda **EMBEDDED IN THE BUSINESS STRATEGY**

Consistently delivering improvements in all KPIs

TIM S.A. – Investor Relations
TIM Brasil Day 2022

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 4, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer